February 3, 2012

VIA EDGAR ONLY

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jeffrey Riedler,

                   Assistant Director

Re:   Northwest Biotherapeutics, Inc.

Registration Statement on Form S-1

Filed January 10, 2012

File No. 333-178958

Dear Mr. Riedler:

This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated January 19, 2012 (the “Comment Letter”). In response to these comments, Northwest Biotherapeutics, Inc. (the “Company”) has caused to be filed Amendment No. 1 on Form S-1. The purpose of this correspondence is to illustrate these changes to the Commission and provide explanation, where necessary. Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

Executive Compensation, page 55

1.	Please update your registration statement to provide the information required by Item 402 of Regulation S-K for the fiscal year ended on December 31, 2011. We refer you to Compliance and Disclosure Interpretation 117.05.

The Executive Compensation disclosure has been updated and is provided below in its entirety:

EXECUTIVE COMPENSATION

Summary Compensation Table

Compensation Discussion and Analysis

Our Process

Typically, our executive compensation is comprehensively assessed and analyzed annually; however, given our limited funding since 2002, our executives have received infrequent increases in their compensation. During 2011, our executives also received equity based incentives.

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Normally, the review process includes, but is not limited to, the following steps:

•	The Compensation Committee reviews the performance of the Chief Executive Officer and other senior executives;

•	The current annual compensation of senior management and long-term compensation grants made over the past few years are reviewed;

•	The appropriate performance metrics and attributes of annual and long-term programs for the next year are considered and discussed;

•	The entirety of our compensation program is considered;

•	For our top officers, if peer group compensation is available for their position, we use a blend of survey and peer compensation for comparison, as we compete not only in our own market, but nationally and across industries, for talent;

•	The compensation practices of our peer companies are reviewed, including their practices with respect to equity and other grants, benefits and perquisites;

•	The compensation of our management team from the standpoint of internal equity, complexity of the job, scope of responsibility and other factors is assessed; and

•	Management’s stock ownership is reviewed.

Management has the following involvement with the executive compensation process:

•	The Chief Executive Officer recommends salaries, annual and long-term incentive targets, and plan amendments and design before recommendations are submitted to the Compensation Committee for approval; and

•	The Chief Executive Officer is involved in establishing and recommending to the Compensation Committee financial goals for the incentive programs based on management’s operational goals and strategic plans.

Compensation Goals

Our philosophy regarding executive compensation is to attract and retain highly qualified people by paying competitive salaries, and to link the financial interests of our senior management to those of our stockholders by tying compensation to the achievement of operational and financial objectives. Our compensation package for our officers includes both short-term and long-term features in the forms of base salary and equity-based incentives in the form of stock options, which are granted periodically at the discretion of the Compensation Committee.

Elements of Executive Compensation

Base Salaries

Base salaries for all executive officers are reviewed annually. The Compensation Committee reviews the compensation of the President and Chief Executive Officer. The President and Chief Executive Officer, together with the compensation committee, review the other executive officer’s compensation. The Compensation Committee also consults with the President and Chief Executive Officer with respect to the compensation package for all other executive officers. In evaluating salaries, each officer’s individual performance during the prior year, as well as salary levels in the biotechnology industry for comparable positions are considered. In determining how the respective officer contributes to the Company, current corporate performance, as well as the potential for future performance gains, is considered. No specific weight is attributed to the foregoing for purposes of determining base salaries.

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Equity-Based Incentives

We provide our executive officers with long-term incentives through Stock Option Plans, (as defined under “— Equity Plans” below), all described in more detail below. The primary objective of this plan is to provide an incentive for employees, including our executive officers, to make decisions and take actions that maximize long-term stockholder value. The plans are designed to promote this long-term focus by using discretionary grants and long-term vesting periods. Subject to the terms of the plans, the Compensation Committee determines the terms and conditions of options granted under the plans, including the exercise price, which is based on fair value of our stock on the date of grant. For various motivation and retention considerations, option awards granted subsequent to our initial public offering in December 2001 generally vest over four years. The Compensation Committee believes that stock options provide an incentive for employees, allowing us to attract and retain high quality management and staff. Stock options were issued to five (5) executives in 2011.

Employee and Executive Benefits

Our executives participate in many of the same employee benefit programs as our other employees. The core employee benefit programs include a tax-qualified retirement plan, medical coverage, dental coverage, life insurance, disability coverage, and vacation. The tax qualified retirement plan is a 401(k) plan. We made matching contributions to each employee’s 401(k) plan account of $0.50 for each dollar contributed on the first $3,000 of compensation contributed to the plan. Our matching contribution policy was terminated effective March 2006. All of these matching contribution amounts to our Named Executive Officers are shown in the All Other Compensation footnote to the Summary Compensation Table following this section.

Perquisites

Historically, we have offered only a very limited number of perquisites to our executives as an incremental benefit to recognize their position within the Company. No perquisites of any kind were offered to executives in 2011.

Compensation of the President and Chief Executive Officer

In assembling the compensation package for our President and Chief Executive Officer, the Compensation Committee considers our annual and long-term performance, the performance of the President and Chief Executive Officer, and our cash resources and needs. Although the Committee’s overall goal is to set the President and Chief Executive Officer’s salary at the median level for competitors that are similar in industry size and performance, the actual level approved by the Committee may be higher or lower based upon the Committee’s subjective evaluation of the foregoing. Consistent with the foregoing, the Compensation Committee set the annual base salary for the President and Chief Executive Officer, Dr. Alton Boynton, at $331,250 for the fiscal year ended 2011. On June 21, 2011, Dr. Alton Boynton was offered and accepted the position of Chief Science Officer, thereby stepping down from his role as President and Chief Executive Officer. Ms. Linda Powers then assumed the role of President and Chief Executive at an annual base salary of $360,000.

Summary Compensation Table

The following table sets forth certain information concerning compensation paid or accrued to our named executive officers (the “Named Executive Officers”) during the years ended December 31, 2011, 2010, and 2009. The Option Awards shown in the table below do not constitute cash or value actually received by the named executive officer. Instead, the amounts shown are the non-cash aggregate fair values of Option Awards that were granted during the periods presented but were then subject to vesting requirements. The majority of the Options were not vested and will not vest unless certain milestones are met in the future, or certain employment period requirements are met in the future. With respect to the portion of the Options that did vest, in the case Ms. Powers and Mr. Goldman, upon vesting all of those Options became subject to an extended lock-up (until the earlier of 18 months or the Company reaching the primary endpoint of its GBM brain cancer clinical trial).

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Name and Principal Position	Year	Salary	Bonus	Option Awards	All Other Compensation	Total

Linda M Powers (1) President, Chairperson & Chief Executive Officer	2011	$203,308	$—	$9,262,133	$—	$9,465,441
	2010	$—	$—	$—	$—	$—
	2009	$—	$—	$—	$—	$—

Alton L. Boynton, Ph.D. (2) Chief Scientific Officer	2011	$334,732	$—	$1,547,963	$—	$1,882,695
President, Chief Executive	2010	$359,528	$—	$—	$—	$359,528
Officer, Chief Scientific Officer and Secretary	2009	$538,281	$—	$—	$—	$538,281

Anthony Maida, Ph.D. (3)	2011	$160,384	$—	$814,182	$—	$974,566
Chief Financial Officer	2010	$—	$—	$—	$—	$—
	2009	$—	$—	$—	$—	$—

Leslie Goldman (4)	2011	$149,092	$—	$1,465,527	$—	$1,614,619
Senior Vice President,	2010	$—	$—	$—	$—	$—
Business Development	2009	$—	$—	$—	$—	$—

Marnix L. Bosch, Ph.D., M.B.A. (5)	2011	$339,362	$20,000	$1,192,963	$—	$1,552,325
Chief Technical Officer	2010	$431,652	$—	$—	$—	$431,652
	2009	$283,750	$—	$—	$—	$283,750

(1) In conjunction with the employment agreement entered into between the Company and Ms. Powers on June 8, 2011, and in recognition of Ms. Powers’ service to the Company while serving as Chairman during the preceding four years, the Company granted Ms. Powers an option to purchase 14,220,000 shares of the Company's stock with an exercise price of $0.66 per share. One-third of the options vested on the grant date, and upon vesting became subject to a lock-up which extends to the earlier of 18 months or the Company reaching the primary endpoint of its GBM brain cancer clinical trial. One-third of the options will vest in equal monthly portions over the term of the employment agreement. The remaining one-third will vest in portions tied to material milestones in multiple Company programs, if and to the extent those milestones are achieved. Additionally, Ms. Powers received $100,000 during 2010 as non-executive compensation for her services as the Chairman of the Company’s Board of Directors.

(2) In conjunction with the employment agreement entered into between the Company and Dr. Boynton on June 8, 2011, the Company issued Dr. Boynton an option to purchase 2,376,562 shares of the Company's stock with an exercise price of $0.66 per share. 1,376,562 options vested on the grant date. 120,000 options will vest in equal monthly portions over the term of the employment agreement. The remaining 880,000 options will vest in portions tied to material milestones in multiple Company programs, if and to the extent those milestones are achieved.

(3) In conjunction with the employment agreement entered into between the Company and Dr. Maida on June 8, 2011, the Company issued Dr. Maida an option to purchase 1,250,000 shares of the Company's stock with an exercise price of $0.66 per share. No options vested on the grant date. 120,000 options will vest in equal monthly portions over the term of the employment agreement. The remainder will vest in portions tied to material milestones in multiple Company programs, if and to the extent those milestones are achieved.

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(4) In conjunction with the employment agreement entered into between the Company and Mr. Goldman on June 8, 2011, the Company issued Mr. Goldman an option to purchase 2,250,000 shares of the Company's stock with an exercise price of $0.66 per share. One-third of the options vested on the grant date, and upon vesting became subject to a lock-up which extends to the earlier of 18 months or the Company reaching the primary endpoint of its GBM brain cancer clinical trial. One-third will vest in equal monthly portions over the term of the employment agreement. The remaining one-third will vest in portions tied to material milestones in multiple Company programs, if and to the extent those milestones are achieved.

(5) In conjunction with the employment agreement entered into between the Company and Dr. Bosch on June 8, 2011, the Company issued Dr. Bosch an option to purchase 1,831,536 shares of the Company's stock with an exercise price of $0.66 per share. 831,536 options vested on the grant date. 120,000 options will vest in equal monthly portions over the term of the employment agreement. The remaining 880,000 options will vest in portions tied to material milestones in multiple Company programs, if and to the extent those milestones are achieved.

Outstanding Equity Awards at Fiscal Year-End

The following table shows outstanding stock option awards classified as exercisable and un-exercisable as of December 31, 2011.

Name and Principal Position	Number of Securities Underlying Unexercised Options			Option Exercise Price ($)	Option Expiration Date
	Exercisable		Un-exercisable

Linda Powers President & Chief Executive	-	(1)	14,220,000	$0.66	6/21/2018

Alton Boynton Chief Scientific Officer	1,406,562	(2)	970,000	$0.66	6/21/2018
	5,286	(6)	-	$18.75	4/18/2014
	2,016	(6)	-	$1.35	2/18/2016
	1,430,846	(7)	-	$0.55	8/20/2022

Anthony Maida Chief Financial Officer	30,000	(3)	1,220,000	$0.66	6/21/2018

Leslie Goldman Senior Vice President	-	(4)	2,250,000	$0.66	6/21/2018

Marnix Bosch Chief Technical Officer	861,536	(5)	970,000	$0.66	6/21/2018
	333	(8)	-	$18.75	9/20/2014
	833	(8)	-	$75.00	1/10/2015
	3,194	(8)	139	$1.35	2/18/2016
	4,000	(8)	1,333	$1.80	12/1/2016
	308,338	(9)	541,662	$0.70	6/23/2022
	250,000	(10)	-	$0.55	8/20/2022

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 (1) In conjunction with the employment agreement entered into between the Company and Ms. Powers on June 8, 2011, and in recognition of Ms. Powers’ service to the Company while serving as Chair during the preceding four years, the Company granted Ms. Powers an option to purchase 14,220,000 shares of the Company's stock with an exercise price of $0.66 per share. One-third of the options vested on the grant date, and upon vesting became subject to a lock-up which extends to the earlier of 18 months or the Company reaching the primary endpoint of its GBM brain cancer clinical trial.  One-third of the options will vest in equal monthly portions over the term of the employment agreement.  The remaining one-third will vest in portions tied to material milestones in multiple Company programs, if and to the extent those milestones are achieved.

(2) In conjunction with the employment agreement entered into between the Company and Dr. Boynton on June 8, 2011, the Company issued Dr. Boynton an option to purchase 2,376,562 shares of the Company's stock with an exercise price of $0.66 per share. 1,376,562 options vested on the grant date. 120,000 options will vest in equal monthly portions over the term of the employment agreement. The remaining 880,000 options will vest in portions tied to material milestones in multiple Company programs, if and to the extent those milestones are achieved.

(3) In conjunction with the employment agreement entered into between the Company and Dr. Maida on June 8, 2011, the Company issued Dr. Maida an option to purchase 1,250,000 shares of the Company's stock with an exercise price of $0.66 per share. No options vested on the grant date. 120,000 options will vest in equal monthly portions over the term of the employment agreement. The remainder will vest in portions tied to material milestones in multiple Company programs, if and to the extent those milestones are achieved.

(4) In conjunction with the employment agreement entered into between the Company and Mr. Goldman on June 8, 2011, the Company issued Mr. Goldman an option to purchase 2,250,000 shares of the Company's stock with an exercise price of $0.66 per share. One-third of the options vested on the grant date, and upon vesting became subject to a lock-up which extends to the earlier of 18 months or the Company reaching the primary endpoint of its GBM brain cancer clinical trial. One-third will vest in equal monthly portions over the term of the employment agreement. The remaining one-third will vest in portions tied to material milestones in multiple Company programs, if and to the extent those milestones are achieved.

(5) In conjunction with the employment agreement entered into between the Company and Dr. Bosch on June 8, 2011, the Company issued Dr. Bosch an option to purchase 1,831,536 shares of the Company's stock with an exercise price of $0.66 per share. 831,536 options vested on the grant date. 120,000 options will vest in equal monthly portions over the term of the employment agreement. The remaining 880,000 options will vest in portions tied to material milestones in multiple Company programs, if and to the extent those milestones are achieved.

(6) These options were granted under the 1999 Plan, the 2001 Plan and under Dr. Boynton’s previous employment agreement. Each of these option grants vests over a four year period. One-fourth of each option grant vests on the first anniversary of the grant date and the remaining three-fourths of each grant vests in equal monthly installments over the remaining three year vesting period.

(7) This option was granted under the 2007 Stock Option Plan. This option grant vests over a three and one-half year period. Approximately 29% the option grant was vested immediately upon grant with respect to prior service performed. Approximately 17% vests on the first anniversary of the AIM offering (June 22, 2008) and the remaining portion vests in equal monthly installments over the remaining three year vesting period. These options were granted in recognition of past service to the Company and have an exercise price of $0.60 per share, which is equal to the conversion price of warrants issued to Toucan Partners under the Conversion Agreement. In accordance with Dr. Boynton’s option agreement as options to 1,430,846, 500,568 and 500,568 shares had not been exercised as of December 31, 2008, 2009 and 2010 respectively such options were forfeited.

(8) This option was granted under the 2007 Stock Option Plan. This option grant vested over the balance of 2009 with 1,132,464 vesting on the grant date and the remainder vesting in equal installments on August 31, September 30, October 31, November 30 and December 31, 2009.

(9) These options were granted under the 1999 Plan and the 2001 Plan. Each of these option grants vests over a four year period. One-fourth of each option grant vests on the first anniversary of the grant date and the remaining three-fourths of each grant vests in equal monthly installments over the remaining three year vesting period.

(10) This option was granted under the 2007 Stock Option Plan. This option grant vested over the balance of 2009 with 125,000 vesting on the grant date and the remainder vesting on December 31, 2009.

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Director Compensation

The following table sets forth certain information concerning compensation paid or accrued to our non-executive directors during the year ended December 31, 2011.

Name	Year	Fees Earned or Paid in Cash	All Other Compensation(1)	Total
Robert A. Farmer	2011	$25,000	$—	$25,000

(1) Robert Farmer was also issued 33,313 shares of the Company’s stock at $0.67 per share for his services to the Board of Directors.

Only non-employee directors receive director fees. Effective June 22, 2007, we are required to pay Linda F. Powers, as Chairperson and a non-executive member of the Board of Directors, approximately $100,000 per annum for her services. These payments effectively ended subsequent to Ms. Powers assuming the position of Chief Executive Officer of the Company. Also effective December 10, 2009 the Company was required to issue Robert A. Farmer $50,000 per annum for his services as a non-executive member of the Board of Directors. During 2011, Mr. Farmer elected to take 50% of his 2011 directors’ fee in the Company’s common stock.

Compensation Committee Interlocks and Insider Participation

None of our executive officers served during 2011 as a director of any other entity, one of whose executive officers served as a director on our Board or as a member of our Compensation Committee.

Equity Plans

Stock Option Plans

The Company’s stock option plans are administered by the Board of Directors, which determines the terms and conditions of the options granted, including exercise price, number of options granted and vesting period of such options.

The 2007 Stock Option Plan became effective on June 15, 2007.  In April 2008, the Company increased the number of shares reserved for issuance by 519,132 shares for an aggregate of 6,000,000 shares of its common stock.  In May 2010, the Company increased the number of shares reserved for issuance under the 2007 Stock Option Plan by an additional 10,000,000 shares of its common stock. In May 2011, the Company increased the number of shares reserved for issuance under the 2007 Stock Option Plan by an additional 20,000,000 shares of its common stock.

Our employees, directors and consultants previously participated in the 1998 Stock Option Plan and the 1999 Executive Stock Option Plan. The 1998 Stock Option Plan and the 1999 Executive Stock Option Plan were terminated during 2008 and 2009 and no further grants may be made under the plans.

Existing stock option plans are as follows:

(a) 2001 Stock Option Plan

Under the 2001 Stock Option Plan (the “2001 Plan”), 120,000 shares of the Company’s common stock have been reserved for grant of stock options to employees and consultants.  Additionally, on January 1 of each year, commencing January 1, 2002, the number of shares reserved for grant under the 2001 Plan will increase by the lesser of (i) 15% of the aggregate number of shares available for grant under the 2001 Plan or (ii) 20,000 shares.  Our Board of Directors has the authority to amend or terminate this plan, but such action may not adversely affect any outstanding option previously granted under the plan.  If this plan is not terminated earlier, no incentive stock options can be granted under the plan on or after the later of June 2011 or the 10th anniversary of the date when our Board of Directors adopted, subject to approval by our stockholders, the most recent increase in the number of shares available for grant under the plan.

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(b) 2001 Non-employee Director Stock Incentive Plan

Under the 2001 Non-employee Director Stock Incentive Plan (the “2001 Director Plan”), 13,333 shares of the Company’s common stock have been reserved for grant of stock options to non-employee directors of the Company.  As of December 31, 2009, net of forfeitures, a total of 10,500 shares remain available under this plan; however, no further grants may be made under this plan.

Employee Stock Purchase Plan

Our Employee Stock Purchase Plan (the “Employees’ Plan”) was adopted by our Board of Directors and approved by our stockholders in June 2001.

This plan is administered by the Compensation Committee of our Board of Directors and provides a mechanism for eligible employees to purchase shares of our common stock. To facilitate these purchases, eligible participants are assigned plan accounts, to which they may contribute funds via payroll deduction. The purchases are accomplished through the use of six-month offering periods. Purchases pursuant to this plan are made at a price equal to the lower of (i) 85% of the fair market value of our common stock on the last trading day in the offering period; or (ii) 85% of the fair market value of our common stock on the last trading day before the commencement of such offering period. No participant may purchase more than 67 shares of our common stock during any offering period. Additionally, purchases under the plan are limited such that no participant may purchase under the plan, in any offering period that commenced in that calendar year, shares with a fair market value in excess of $25,000 minus the fair market value of any shares that the participant previously purchased in that calendar year. In the case of shares purchased during an offering period that commenced in the preceding calendar year, the limitation is $50,000 minus the fair market value of any shares that the participant purchased during the calendar year of the purchase and the calendar year immediately preceding such purchase.

Our Board of Directors has the authority to amend or terminate this plan at any time. Amendments to the plan are subject to approval by our stockholders to the extent required by applicable law.

Signatures, page 85

2.	Form S-1 requires that you include the signatures of the individuals acting as your principal executive officer, principal financial officer, and your principal accounting officer or controller. If a person serves in more than one of these capacities you should indicate each capacity in which the person is signing on the signature page. Please amend your registration statement accordingly.

Our Form S-1 has been amended to include the signature of Linda Powers, acting as principal executive officer, principal financial officer and principal accounting officer.

The Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

NORTHWEST BIOTHERAPEUTICS, INC.
By:	/s/ Linda Powers
Linda Powers
President and Chief Executive Officer

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